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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Fargo Electronics, Inc.
                             -----------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)




                                   30744P 10 2
                                   -----------
                                 (CUSIP Number)




                                  June 28, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                                         -----------------
CUSIP NO. 30744P 10 2                SCHEDULE 13G                 Page 2 of 8
----------------------                                         -----------------

--------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 The St. Paul Companies, Inc.
                 41-0518860

--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                              (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota corporation

--------------------------------------------------------------------------------

   NUMBER OF               5            SOLE VOTING POWER
    SHARES                                   0
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY
     EACH                  6            SHARED VOTING POWER
   REPORTING                                 3,750 (see Item 4)
    PERSON
     WITH        ---------------------------------------------------------------

                           7            SOLE DISPOSITIVE POWER
                                             0
                 ---------------------------------------------------------------

                           8            SHARED DISPOSITIVE POWER
                                             3,750 (see Item 4)
--------------------------------------------------------------------------------
       9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750 (see Item 4)
--------------------------------------------------------------------------------
      10         CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES* [ ]
                 Not Applicable

--------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 Less than 1%
--------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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----------------------                                         -----------------
CUSIP NO. 30744P 10 2                SCHEDULE 13G                 Page 3 of 8
----------------------                                         -----------------

--------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                 St. Paul Fire and Marine Insurance Company
                 41-0406690

--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                              (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota corporation

--------------------------------------------------------------------------------

   NUMBER OF               5            SOLE VOTING POWER
    SHARES                                   0
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY
     EACH                  6            SHARED VOTING POWER
   REPORTING                                 3,750 (see Item 4)
    PERSON       ---------------------------------------------------------------
     WITH
                           7            SOLE DISPOSITIVE POWER
                                             0
                 ---------------------------------------------------------------

                           8            SHARED DISPOSITIVE POWER
                                             3,750 (see Item 4)
--------------------------------------------------------------------------------
       9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750 (see Item 4)
--------------------------------------------------------------------------------
      10         CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES* [ ]
                 Not Applicable
--------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 Less than 1%
--------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).        NAME OF ISSUER:

                  The name of the issuer is Fargo Electronics, Inc. (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 6533 Flying Could Drive, Eden Prairie, MN 55344.

Item 2(a).        NAME OF PERSONS FILING:

                  The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are collectively referred to herein as the "Reporting Persons."

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

Item 2(c).        CITIZENSHIP:

                  Each of The St. Paul and F&M is a  Minnesota corporation.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer (the "Common Stock").

Item 2(e).        CUSIP NUMBER:

                  The CUSIP number of the Common Stock is 30744P 10 2.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:


                  (a)    [ ]    Broker or Dealer registered under Section 15 of
                                the Securities Exchange Act of 1934 (the "Act").

                  (b)    [ ]    Bank, as defined in Section 3(a)(6) of the Act.

                  (c)    [ ]    Insurance Company, as defined in Section
                                3(a)(19) of the Act.

                  (d)    [ ]    Investment Company registered under Section 8 of
                                the Investment Company Act of 1940.

                  (e)    [ ]    Investment Advisor registered under Section 203
                                of the Investment Advisers Act of 1940.

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                  (f)    [ ]    Employee Benefit Plan, Pension Fund, which is
                                subject to the provisions of the Employee
                                Retirement Income Security Act of 1974 or
                                Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                  (g)    [ ]    Parent Holding Company or Control Person, in
                                accordance with Rule 13d-1(b)(ii)(G) (Note: See
                                Item 7).

                  (h)    [ ]    Savings Associations, as defined in Section 3(b)
                                of the Federal Deposit Insurance Act.

                  (i)    [ ]    Church Plan, that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940.

                  (h)    [ ]    Group, in accordance with Rule
                                13d-1(b)(1)(ii)(J).



Item 4.           OWNERSHIP:

         (a) Amount beneficially owned: The St. Paul and F&M may be deemed to own beneficially 3,750 shares of Common Stock of the Issuer. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV"). F&M beneficially owns, through its 99% ownership interest in SPVC IV, 3,750 shares of Common Stock issuable upon exercise of options which are exercisable within 60 days. (This option is issued to Everett Cox ("Cox"), a director of the Issuer and a Retired Non-Voting Member of SPVC IV. Pursuant to a letter agreement between Cox and SPVC IV, Cox agrees to hold the option for the sole benefit of SPVC IV.) By virtue of the affiliate relationships among The St. Paul, F&M and SPVC IV, The St. Paul may be deemed to own beneficially 3,750 shares described in this Schedule 13G. Hence, each The St. Paul and F&M may be deemed to beneficially own 3,750 shares of Common Stock of the Issuer.

         (b) Percent of class: The St. Paul: Less than 1% and F&M: Less than 1%. The foregoing percentages are calculated based on the 11,795,953 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended March 31, 2002.

         (c)      Number of shares as to which The St. Paul and F&M has:

                  (i)      Sole power to vote or to direct the vote.......     0

                  (ii)     Shared power to vote or to direct the vote..... 3,750

                  (iii)    Sole power to dispose or to direct the
                           disposition of.................................     0

                  (iv)     Shared power to dispose or to direct the
                           disposition of................................. 3,750

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Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10.          CERTIFICATION:

                  Not Applicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2002.

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
              ------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
              ------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President